Exhibit 99.1

Yatsen Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price

GUANGZHOU, November 6, 2023 – Yatsen Holding Limited ("Yatsen" or the "Company") (NYSE: YSG), a leading China-based beauty group, today announced that, it has received a letter from the New York Stock Exchange (the "NYSE") dated November 2, 2023, notifying Yatsen that it is below compliance criteria in connection with the performance of trading price of Yatsen's American depositary shares (the "ADSs").

Pursuant to NYSE rule 802.01C, a company will be considered to be below compliance criteria if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Following receipt of the notification, the company must bring its share price and average share price back above US$1.00 within six months.

The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

The Company intends to monitor the market conditions of its listed securities and will consider various measures to cure the non-compliance caused by adverse effects on its trading price and avoid any potential delisting.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China's beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby's Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. The Company's flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com